Exhibit 2

VUANCE LTD.
Please date, sign and mail your proxy card to: 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO APPROVE the inclusion of additional creditors of the Company into the proposed creditors' arrangement previously approved by the Company's shareholders.	☐	☐	☐

2A.    VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 2 TO APPROVE a Services Agreement between the Company and Mrs. Tsviya Trabelsi, the chairman of the board of directors of the Company.
	☐	☐	☐	Name: ______________ number of shares: __________________

2B.    VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 2 TO APPROVE a Services Agreement between the Company and Mrs. Tsviya Trabelsi, the chairman of the board of directors of the Company.
	☐	☐	☐	Signature:___________________________ Date:_________

3. TO APPROVE the issuance of options to certain directors and officers of the Company in lieu of cash payment for services.	☐	☐	☐	NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

VUANCE LTD. For the Special General Meeting of Shareholders To Be Held On Thursday, May 12, 2011 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Vuance Ltd. (the "Company") hereby appoints each of Arie Trabelsi and Mickey Ben Harush, severally and jointly as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of the shareholders of the Company which will be held on May 12, 2011, at 4:00 PM (Israel time), at the Company's principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)
See Reverse Side